Exhibit 3.2

Section 7a. of the Operating Agreement of Cleco Power LLC has been amended, effective July 1, 2009, to read in its entirety as follows:

Section 7.   **Management and Control of the Company.**

a.   **Management of the Company by Managers**. The powers of the Company shall be vested in and exercised, and the business and affairs of the Company shall be managed, by a board of managers which shall consist of eleven (11) managers.